UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: June 5, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES OF SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION Please refer to the reverse side of this card for the Resolutions to be voted at the Meetings. FOLD AND DETACH HERE      Extraordinary General Meeting Resolutions Annual General Meeting Resolutions   FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST   Res. 1 ☐ ☐ Res. 2 ☐ ☐ Res. 1 ☐ ☐ Res. 3 ☐ ☐   Res. 2(a) ☐ ☐ Res. 4 ☐ ☐   Res. 2(b) ☐ ☐ Res. 5 ☐ ☐   Res. 2(c) ☐ ☐ Res. 6 ☐ ☐   Res. 2(d) ☐ ☐   Res. 2(e) ☐ ☐      Address Change ☐ Mark box, sign and indicate changes/comments below Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions marked above. ☐   Sign Below Date:         Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Semiconductor Manufacturing International Corporation (“Company”) EXTRAORDINARY GENERAL MEETING RESOLUTIONS (a) To approve, confirm and ratify the Datang Pre-emptive Share Subscription Agreement in relation to the issue of the Datang Pre-emptive Shares and the transactions contemplated thereby.* To approve the issue of the Datang Pre-emptive Shares to Datang HK pursuant to the terms and conditions of the Datang Pre-emptive Share Subscription Agreement.* To approve, confirm and ratify the Datang PSCS Subscription Agreement in relation to the issue of the Datang PSCS and the transactions contemplated thereby.* To approve, subject to the completion of the Datang PSCS Subscription Agreement, the creation and issue of the Datang PSCS to Datang HK pursuant to the terms and conditions of the Datang PSCS Subscription Agreement.* To authorise the directors of the Company to allot, issue and deal with the Datang Pre-emptive Shares and the Datang Conversion Shares upon exercise of the conversion rights attaching to the Datang PSCS on and subject to the terms and conditions of the Datang Preemptive Share Subscription Agreement, the Datang PSCS Subscription Agreement and the Datang PSCS.* To authorise any director(s) of the Company to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider to be necessary, desirable or expedient for the purpose of, or in connection with (i) the implementations and completion of the Datang Pre-emptive Share Subscription Agreement, the Datang PSCS Subscription Agreement and transactions contemplated thereunder and/or (ii) any amendment, variation or modification of the Datang Preemptive Share Subscription Agreement, the Datang PSCS Subscription Agreement and the transactions contemplated thereunder.* (a) To approve, confirm and ratify the China IC Fun Pre-emptive Share Subscription Agreement in relation to the issue of the China IC Fund Pre-emptive Shares and the transactions contemplated thereby.* To approve the issue of the China IC Fund Pre-emptive Shares to Xinxin HK pursuant to the terms and conditions of the China IC Fund Pre-emptive Share Subscription Agreement.* To approve, confirm and ratify the China IC Fund PSCS Subscription Agreement in relation to the issue of the China IC Fund PSCS and the transactions contemplated thereby.* To approve, subject to the completion of the China IC Fund PSCS Subscription Agreement, the creation and issue of the China IC Fund PSCS to Xinxin HK pursuant to the terms and conditions of the China IC Fund PSCS Subscription Agreement.* To authorise the directors of the Company to allot, issue and deal with the China IC Fund Pre-emptive Shares and the China IC Fund Conversion Shares upon exercise of the conversion rights attaching to the China IC Fund PSCS on and subject to the terms and conditions of the China IC Fund Preemptive Share Subscription Agreement, the China IC Fund PSCS Subscription Agreement and the China IC Fund PSCS.* To authorise any director(s) of the Company to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider to be necessary, desirable or expedient for the purpose of, or in connection with (i) the implementations and completion of the China IC Fund Pre-emptive Share Subscription Agreement, the China IC Fund PSCS Subscription Agreement and transactions contemplated thereunder and/or (ii) any amendment, variation or modification of the China IC Fund Preemptive Share Subscription Agreement, the China IC Fund PSCS Subscription Agreement and the transactions contemplated thereunder.* The full text of the resolutions is set out in the Notice of Extraordinary General Meeting of the Company dated 23 May 2018. ANNUAL GENERAL MEETING RESOLUTIONS 1. To receive and consider the audited consolidated financial statements and the reports of the directors of the Company (‘‘Director(s)’’) and the auditors of the Company for the year ended 31 December 2017. 2. (a) To re-elect Dr. Chen Shanzhi as a non-executive Director. (b) To re-elect Mr. Lu Jun as an non-executive Director. (c) To re-elect Dr. Zhao HaiJun as an executive Director. (d) To re-elect Dr. Liang Mong Song as an executive Director. (e) To authorize the board of Directors (the ‘‘Board’’) to fix their remuneration. 3. To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorise the audit committee of the Board to fix their remuneration. 4. To grant a general mandate to the Board to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent. of the number of issued shares of the Company at the date of this Resolution.* 5. To grant  a  general mandate to the Board to repurchase shares of the Company, not exceeding ten per cent. of the number of issued shares of the Company at the date of this Resolution.* 6. Conditional on the passing of Resolutions 4 and 5, to authorize the Board to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued shares in the Company repurchased by the Company.* * The full text of the resolutions is set out in the Notice of Annual General Meeting of the Company dated 23 May 2018. Semiconductor Manufacturing International Corporation JPMorgan Chase Bank, N.A., Depositary P.O. Box 64507, St. Paul, MN 55164-0507 Voting Instruction Card JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Extraordinary General Meeting and the Annual General Meeting (the “Meetings”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China, on Friday, June 22, 2018, at 3:00 p.m. (Shanghai time), and at 3:20 p.m. (Shanghai time) (or immediately after the conclusion or adjournment of the Extraordinary General Meeting of the Company held at the same place on the same date at 3:00 p.m.) for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meetings, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., June 15, 2018 (New York City Time). Only the registered holders of record at the close of business on May 22, 2018, will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of May 22, 2018, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meetings. These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., June 15, 2018 (New York City Time). For more information regarding the Meetings please visit the Company’s website at http://www.smics.com/eng/investors/ir_filings.php. If you wish to obtain a hard copy of the Notice of the Meetings free of charge, you may do so by calling JPMorgan Shareholder Service Center at 1 (800) 990-1135 or by emailing jpmorgan.adr@EQ-US.com. JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Please see reverse side for Voting Instructions.